Contact

www.linkedin.com/in/ifedyak (LinkedIn)

Top Skills

Software Design

Information Technology Infrastructure

Engineering

Igor F.

DOMKA. Affordable Housing, Unlimited Possibilities

Chicago, Illinois, United States

Summary

10+ years experience in technology and supply chain. Delivered 20+ software products in logistics and transportation, education, construction and real estate industries. 2 patents holder. Successful exits. 3 years direct experience in real estate and construction. Short and long term vacation rental investor.

Experience

DOMKA

Co-Founder

May 2023 - Present (7 months)

Lewes, Delaware, United States

DOMKA is a leading provider of affordable and sustainable tiny homes. We offer fully furnished and customizable living spaces that prioritize comfort, mobility, and eco-friendliness. With our modular design, individuals and families can create their ideal living environment while enjoying the freedom to relocate. We are committed to making affordable housing accessible to everyone without compromising on quality or style. By combining innovation, sustainability, and affordability, DOMKA is revolutionizing the way people live, work, and explore. Join us in shaping a more inclusive and sustainable future of housing.

Airbnb

Vacation Rental Owner

January 2021 - Present (2 years 11 months)

Sarasota, Florida, United States

Short term Sarasota Vacation Homes. Each property can fit 6 to 10 people. Pool + Spa. Minutes away from shopping centers, beaches, IMG academy, golf course and restaurants. Great vacation getaway for the family. Looking forward to host your next stay.

Investing in a short term vacation rental property in Sarasota, Florida can be a smart financial decision. With the right property and a strong marketing

strategy, you can generate a steady stream of rental income and build long-term wealth.

DM me to learn more.

UTECH
Chief Technology Officer
January 2016 - December 2020 (5 years)
Oakbrook Terrace, Illinois, United States

As a CTO in Utech I use to have the following responsibilities.
-Building the MVP (minimum viable product) and stable business products (GPSTab and Utech TMS).
- Hiring Programmers, IT professionals, data scientists
- Security policies, rules, and training
- Application architecture
- Quality Assurance
- DevOps: deploying, setting up, and scaling servers that run consistently
- Team growth and retention
- Assisting sales team with SAS sales

Real Trucking Inc
4 years 3 months

Project Manager
September 2014 - January 2016 (1 year 5 months)
Broadview, Illinois, United States

Create management, communication plans and processes.

Analyze and develop procedures for management and technical duties.

Define project responsibilities with stakeholders.

Participate in how budget and staff are allocated for the project.

Maintain project time frames, budget estimates and status reports.

Logistics Specialist
November 2011 - September 2014 (2 years 11 months)
Broadview, Illinois, United States

Maintain and administer company inventory control and property management procedure

Develop important reports, outline/schedule and conduct stock-taking as at when due

Take responsibility for property and maintenance of issues

Help in planning and maintaining of logistics policies and procedures

Keep proper records of all forms of transactions relating to the company's logistics operations
Resolve problems that are related to transportation and logistics systems
Negotiate transport or logistics rates with suppliers and customers so as to improve the supply chain
Analyze areas of corporate logistics so as to find out the most cost-effective means or method of transporting supplies
Communicate transport or logistics cost to customers or suppliers as the case may be
Evaluate and process claims made by customers
Monitor the entire process of product movement
Track shipments across different channels.

AST Express
Logistics Coordinator
March 2011 - November 2011 (9 months)
Streamwood, Illinois, United States

Tracks, traces, and updates the status of shipments daily by checking the carrier's website.
Creates and maintains customer profiles with detailed customer information.
Maintains effective communication with internal and external parties through a high volume of e-mails, phone calls and in-person interaction.
Generates and monitors reports daily.
Creates invoices to be processed for billing purposes.
Addresses internal and external inquiries and directs to the correct department if needed.

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Education

Lviv Polytechnic National University
Mechanical Engineering, Information Technology · (September 2006 - June 2010)